

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

Mr. Ed Miu
Chief Financial Officer
Eldorado Gold Corporation
550 Burrard Street, Suite 1188
Vancouver, British Columbia
Canada V6C 2B5

> **Re: Eldorado Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed May 6, 2010**
> **File No. 001-31522**

Dear Mr. Miu:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant